 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-40301

Infobird Co., Ltd

(Registrant’s Name)

Unit 532A, 5/F, Core Building 2, No. 1 Science Park West Avenue

Hong Kong Science Park, Tai Po, N.T., Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Infobird Co., Ltd. (the “Company”), today announced to hold the Annual Shareholders’ Meeting on October 6, 2023.

The Company’s Annual Shareholders’ Meeting will be held on November 15, 2023, at 9:30 p.m. ET. The meeting will take place at Unit 532A, 5/F, Core Building 2, No. 1 Science Park West Avenue, Hong Kong Science Park, Tai Po, N.T., Hong Kong. The matters to be voted on at the meeting are set forth in the Company’s Form 6-K filed with the U.S. Securities and Exchange Commission on October 30, 2023. Shareholders of record on October 26, 2023 will be eligible to vote at this meeting.

Exhibits

Exhibit No	Description

99.1	Notice of Annual General Meeting of Shareholders of Infobird Co., Ltd. (the “2023 AGM”).
99.2	Proxy Statement
99.3	Form of Proxy Card for the 2023 AGM.